SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (FINAL AMENDMENT)

                             WILLIAMS CONTROLS, INC.
                       (Name of Subject Company (Issuer))

                             WILLIAMS CONTROLS, INC.
                       (Name of Filing Person, the Issuer)
                                   ----------

       Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series,
                           $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   ----------

                                    969465103
                            (underlying common stock)
                      (CUSIP Number of Class of Securities)

                                   ----------
                                  Dennis Bunday
                             Chief Financial Officer
                             Williams Controls, Inc.
                              14100 SW 72 nd Avenue
                             Portland, Oregon 97224
                                 (503) 670-3307
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   ----------

                                 with a copy to:

                                 Broady R.Hodder
                            Davis Wright Tremaine LLP
                         1300 SW 5 th Avenue, Suite 2300
                             Portland, Oregon 97201
                                 (503) 241-2300


                            CALCULATION OF FILING FEE

         Transaction Valuation(1)                       Amount of Filing Fee(2)
         ------------------------                       -----------------------
                7,820,000                                       719.44

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series, $0.01 par value.

(2)      Previously paid.

|X|      Check the box if any part of the fee is offset as  provided by Rule 011
         (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $719.44               Form or Registration Number:
                                               Schedule TO-I (File No. 5-41058)
Filing Party:            William Controls,     Date Filed:        June 10, 2002
                         Inc.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
         |_| third party tender offer subject to Rule 14d-1.
         |X| issuer tender offer subject to Rule 13e-4.
         |_| going private transaction subject to Rule 13e-3.
         |_| amendment to Schedule 13D under Rule 13d-2.
         |X| Check the box if the filing is a final amendment reporting the results of a tender offer.

                             INTRODUCTORY STATEMENT

        This Final Amendment, filed July 18, 2002 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on June 11, 2002, Amendment No. 1 to Schedule TO filed with the SEC on June 11, 2002, Amendment No. 2 to Schedule TO filed with the SEC on July 5, 2002 and Amendment No. 3 to Schedule TO filed with the SEC on July 10, 2002 (collectively, the "Schedule TO") relates to the offer by Williams Controls, Inc. ("Williams") to exchange each outstanding share of our Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series, $0.01 par value ("Series A Preferred") for one share of our Series A-1 Preferred Stock, Non-Redeemable Convertible Series, $0.01 par value ("Series A-1 Preferred").

        The exchange offer ("Exchange Offer") was made on the terms and subject to the conditions set forth in contained in the Offering Memorandum dated June 10, 2002, as supplemented and amended by the Offering Memorandum Supplement dated July 5, 2002 (the "Offering Memorandum"), filed as Exhibits 12(a)(1)(i) and 12(a)(1)(vi) to the Schedule TO and the related Letter of Transmittal filed as Exhibit 12(a)(1)(ii) to the Schedule TO.

        This Final Amendment amends the Schedule TO in order to report the final results of the Exchange Offer in accordance with the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 4. TERMS OF THE TRANSACTION.


        Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:


        The Exchange Offer expired at 12:00 midnight, Eastern time, on Friday, July 12, 2002, and was not extended. 77,550 shares of Series A Preferred were tendered and not withdrawn prior to the expiration of the Exchange Offer. Williams has accepted all of the shares tendered and not withdrawn prior to the expiration of the Exchange Offer.

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
Williams expects to issue 77,550 shares of Series A-1 Preferred in exchange for the shares of Series A Preferred tendered.

--------------------------------------------------------------------------------

SIGNATURE     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/   DENNIS BUNDAY
                                            ---------------------------------
                                            Dennis Bunday
                                            Chief Financial Officer

Dated: July 18, 2002


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
                                  EXHIBIT INDEX

          (a)(1)(i)   Offering Memorandum dated June 10, 2002 *

          (a)(1)(ii)  Form of Letter of Transmittal *

          (a)(1)(iii) Form of Proxy *

          (a)(1)(iv)  Cover Letter to Offering Memorandum *

          (a)(1)(v)   Notice of Shareholder's Meeting dated May 31, 2002 *

          (a)(1)(vi)  Offering Memorandum Supplement dated July 5, 2002**

          (a)(1)(vii) Press Release announcing extension of the Exchange
                      Offer issued by Williams Controls on July 10, 2002***

          (a)(2)      Not applicable

          (a)(3)      Not applicable

          (a)(4)      Not applicable

          (a)(5)      None

          (b)         Not applicable

          (d)(i)      Series B Preferred Stock Purchase Agreement, dated May
                      31, 2002 *

          (ii)        Preferred Stock Placement Agreement, dated April 17,
                      1998 *

          (iii)       Form of warrant *

          (iv)        Series A-1 Preferred Stock Certificate of Designation **

          (v)         Series B Preferred Stock Certificate of Designation **

          (vi)        Certificate of Elimination for Mandatory Preferred Stock**

          (vii) Series B Preferred Registration Rights Agreement, dated July 1, 2002 **

          (viii)      Series B Preferred Shareholders Agreement **

          (ix)        Master Services Agreement, dated as of July 1, 2002 **

          (x)         Taglich Voting Agreement **

          (xi)        Dolphin Side Letter **

          (xii)       Form of 12% Secured Subordinated Debentures **

          (xiii)      Amended and Restated Credit Agreement, dated July 1,
                      2002 *

          (g)         None

          (h)         None

         *        Previously Filed on June 11, 2002
         **       Previously Filed on July 5, 2002
         ***      Previously Filed on July 10, 2002





















































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